SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 06, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time: IMMEDIATE
Date: 2 July 2010
Number: 16/10

PROPOSED MINERAL RESOURCE RENT TAX

BHP Billiton, Rio Tinto and Xstrata said today that they are encouraged by the Federal Government’s announcement that it proposes to replace the Resource Super Profits Tax with a Mineral Resource Rent Tax (MRRT).

The mining industry has consistently stated that any tax reform needs to satisfy core principles that include:
• ensuring that any new tax is not applied retrospectively, so that existing projects where investment decisions have already been made are not adversely affected; and
• ensuring a competitive effective tax rate that will not disadvantage Australia as an investment destination.

As a result of constructive discussions, the proposed new tax will apply only to iron ore and coal resources from 1 July 2012.

The companies agree that the proposal presented by the Government represents very significant progress towards a minerals taxation regime that satisfies the industry’s core principles.

The companies will continue to work constructively with Government to ensure that the detailed design of minerals taxation maintains the international competitiveness of the Australian resources industry into the future.

Details of the Government announcement are attached.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +61 3 9609 2898 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

MINERAL RESOURCE RENT TAX HEADS OF AGREEMENT

The Design of the Minerals Resource Rent Tax

The new resource tax will apply from 1 July 2012 only to mined iron ore and coal. All other minerals are excluded.

The rate of tax will be 30% applied to the taxable profit at the resource.

Taxable profit is to be calculated by reference to:
• The value of the commodity, determined at its first saleable form (at mine gate) less all costs to that point
• An extraction allowance equal to 25% of the otherwise taxable profit will be deductible to recognise the profit attributable to the extraction process. (i.e. this to only tax the resource profit)
• Arms length principles on all transactions pre and post first saleable form.

MRRT is to be calculated on an individual taxpayer’s direct ownership interest in the project.

There will be no MRRT liability for taxpayers with low levels of resource profits (i.e. $50m per annum).

All post 1 July 2012 expenditure is to be immediately deductible for MRRT on an incurred basis. Non-deductible expenditure will be broadly consistent with PRRT.

MRRT losses will be transferable to offset MRRT profits the taxpayer has on other iron ore and coal operations.

Carried-forward MRRT losses are to be indexed at the allowance rate equal to the LTBR plus 7 percent.

The MRRT will be an allowable deduction for income tax.

All State and Territory royalties will be creditable against the resources tax liability but not transferable or refundable. Any royalties paid and not claimed as a credit will be carried forward at the uplift rate of LTBR plus 7 percent.

Starting Base

The starting base for project assets is, at the election of the taxpayer, either:
• Book value (excluding the value of the resource) or
• Market value (as at 1 May 2010).

All capital expenditure incurred post 1 May 2010 will be added to the starting base and depreciated against mining operations from 1 July 2012.

“Project assets” for the purpose of the MRRT will be defined to include tangible assets, improvements to land and mining rights (using the Income Tax definition).

Where book value is used to calculate starting base, depreciation will be accelerated over the first 5 years. The undepreciated value will be uplifted at LTBR plus 7 percent.

Where market value is used to calculate starting base, there will be no uplift and depreciation will be based on an appropriate effective life of assets, not exceeding 25 years.

Any undepreciated starting base and carry forward MRRT losses are to be transferred to a new owner if the project interest is sold.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : July 06, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary